Via EDGAR

February 6, 2013

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc. (“Company”)
Form 10-K for the year ended December 31, 2011
Filed on March 13, 2012
File No. 000-54382

Dear Mr. Lee and Mr. Woody:

We are writing to provide information that addresses the comment you raised in your correspondence dated January 23, 2013 relating to the above-referenced Company’s Annual Report on Form 10-K for the year ended December 31, 2011 (the “10-K”). For your convenience, we have reproduced your comment below, along with our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Note 5 – Real Estate Loans Receivable, pages F-23 – F-24

1.	We note your response to comment three. We do not agree with your conclusion that a loan cannot be in economic substance an investment in real estate unless the lender participates in residual profit. As noted in SAB Topic 1I the analysis must be based on all the facts and circumstances of the individual arrangements. Please provide us a revised analysis that addresses other relevant factors at the time you acquired each nonperforming loan such as the amount of borrower equity in the property at the time, the recourse nature of the loan, and your expectations as to whether the borrower would make payments of interest and principal in accordance with the term of the loan. Alternatively, to the extent you believe that even if the loans were in economic substance an investment in real estate they did not exceed the 10% significance threshold, please provide us an analysis showing the amount invested in each non-performing loan and the greater of (i) the amount of proceeds you expected to raise in the offering and (ii) your total assets, including proceeds raised, at the date of acquisition. If you conclude the loan acquisitions were material at the 10% significance threshold, but that Rule 8-06 financial statements were not relevant because there was no rental history or no relevant rental history, please provide us this analysis.

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

February 6, 2013

Response: The Company is electing to respond to the overall comment by demonstrating that, even if each of the non-performing loans were in economic substance an investment in real estate, the amount invested in each non-performing loan did not exceed the significance threshold. This approach is intended to address this comment without necessitating a detailed analysis of whether individual loans may or may not represent in economic substance investments in real estate for purposes of the SAB Topic 1I evaluation. The amount invested in each non-performing loan did not exceed the 10% significance threshold, where significance is measured against the greater of (i) the amount of proceeds the Company expected to raise in the offering at the time of each investment and (ii) total assets, including proceeds raised, at the date of acquisition. Below is a chart showing the necessary components for this analysis (note that the chart below includes all of the Company’s loan investments since inception).

Loan Acquisitions	Close Date	Acquisition Price	Projected Total Raise (1)	GAAP Total Assets at Acquisition Date* (2)	Acquisition Price as a % of the Greater of (1) or (2)
Academy Point	9/7/2010	$2,775,000	$500,000,000	$18,358,090	0.6%
Roseville Commerce Center	9/10/2010	$5,800,000	$500,000,000	$18,358,090	1.2%
Northridge Center	12/8/2010	$7,100,000	$350,000,000	$36,699,124	2.0%
Iron Point Business Park	3/14/2011	$19,750,000	$350,000,000	$51,085,603	5.6%
1180 Raymond	3/14/2012	$35,000,000	$483,000,000	$277,325,128	7.2%
Primera Court	7/2/2012	$8,000,000	$513,000,000	$328,399,600	1.6%
Ponte Palmero	9/13/2012	$35,750,000	$513,000,000	$348,420,216	7.0%

Total		$114,175,000

* Based on total assets as of the end of the month prior to acquisition
			Actual Total Raise at End of Offering
			$563,969,134

The Company notes that the above response relates only to Rule 8-06 financial statements and continues to believe that none of its investments in non-performing loans were ADC arrangements under the existing accounting guidance included in FASB ASC 310-10.

* * * *

Mr. Wilson K. Lee

Mr. Kevin Woody

U.S. Securities and Exchange Commission

February 6, 2013

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filings and in response to its comments to our filings.

If you need any additional information, or if we can be of any further assistance, please call me at (949) 417-6563.

Sincerely,

/s/ David E. Snyder

David E. Snyder
Chief Financial Officer

cc:	Christopher R. Stambaugh, Esq.
DLA Piper LLP (US)